FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 7 January 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 7 January 2005





                                    mmO2 plc
                       David Arculus - Amendment to Award


mmO2 plc previously reported that, on 29 July 2004, David Arculus, the Chairman, was granted an Award over mmO2 Ordinary Shares ("Shares") under the mmO2 Restricted Share Plan.

The terms of the original Award were as follows:

The Award was over 350,877 Shares. It was granted for no monetary consideration and calculated by reference to a Share price of 85.5p per share. The Shares under the Award would vest on 29 July 2007 provided Mr Arculus built up a personal holding of 350,877 Shares by 28 July 2005, remained with the Company on the vesting date, and the related corporate performance condition set by the Remuneration Committee of the Company in respect of the Award was met.

At the time the details of the original Award were notified to the market, mmO2 plc also advised that the Award was capable of being amended following Remuneration Committee review.

Following representations by the ABI and a subsequent Remuneration Committee review, mmO2 plc today announces that an amendment was made to the Award on 6 January 2005. The number of Shares under the Award has been reduced from 350,877 Shares to 292,397 Shares and the Award is no longer subject to a corporate performance condition. Vesting of the Award continues to be conditional on the requirement for Mr Arculus to build up by 28 July 2005, and maintain until vesting, a personal shareholding of 350,877 Shares and that he remains with the Company on the vesting date.

The revised Award will be treated for all purposes as having a grant date of 29 July 2004.



Enquiries to:

David Nicholas                               Simon Gordon
Director of Communications Press             Relations Manager
mmO2 plc                                     mmO2 plc
david.nicholas@o2.com                        simon.gordon@o2.com
t: +44 (0)7715 759176                        t: +44 (0)771 007 0698





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 7 January 2005                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary